SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on results of the program of purchasing own shares. (Tuesday, March 24, 2009)

March 24, 2009

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on results of the program of purchasing own shares

Please be advised that the program of purchasing its own shares established at the Board of Directors’ Meeting of Kubota Corporation (“the Company”) held on December 16, 2008 pursuant to Article 156 of the Corporate Law after applying the regulations of Article 165 Paragraph 3 of said Law has expired, and the results are as follows.

Results of the purchase of its own shares

(1) Term of validity:	From December 17, 2008 to March 23, 2009

(2) Total number of shares purchased:	0 shares

(3) Total amount of shares purchased:	¥ 0

(Reference)

(1)	Details of resolution at the Board of Directors’ Meeting held on December 16, 2008

	Type of shares to be purchased:	Shares of common stock of the Company

	Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued excluding treasury stock)

	Amount of shares to be purchased:	Not exceeding ¥10 billion

	Term of validity:	From December 17, 2008 to March 23, 2009

(2)	The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of March 24, 2009

Total number of shares issued excluding treasury stock:	1,272,625,180 shares

Total number of treasury stock :	13,294,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: April 13, 2009	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Director, Member of the Board General Manager of Finance & Accounting Department